Exhibit 3.1


                           Text of Amendment to Bylaws

The bylaws of the Company have been amended by striking out Section 702 thereof and by substituting in lieu of said Section the following new Section 702:

          "Section 702. Fiscal Year. The fiscal year of the Corporation shall begin on the first (1st) day of January in each year and end on the thirty-first (31st) day of December in each year."